Linda Hohn Vice President & Associate General Counsel P: 610-660-6862 F: 610-660-8887 lhohn@global-indemnity.com

December 29, 2014

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Indemnity plc

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 001-34809

Dear Mr. Rosenberg:

We are writing to respond to the comment letter of the staff of the Securities and Exchange Commission, dated December 23, 2014, relating to the above-referenced documents. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. We hereby confirm, per our discussion, that we currently expect to respond no later than January 20, 2015. In the meantime, please do not hesitate to contact me. I can be reached at (610) 660-6862.

Sincerely,

/s/ Linda C. Hohn

Linda C. Hohn
Vice President and Associate General Counsel